APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Brass Knuckle Brewing Company, LLC
Balance Sheet - unaudited
For the period ended 12/31/20

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-

Long-Term Liabilities:

Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-

EQUITY

Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-

TOTAL LIABILITIES & EQUITY	$	-

Balance Sheet Check   -

I, Kyle Lenke, certify that:

1. The financial statements of Brass Knuckle Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of Brass Knuckle Brewing Company has not been included in this Form as Brass Knuckle Brewing Company was formed on 10/12/2020 and has not filed a tax return to date.

Signature   *Kyle Lenke*

Name: Kyle Lenke

Title: Owner